GRUPO CARSO, S.A. DE C.V.

03 AUG 11 AM 7:21

August 7th, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


03029165

Ref: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached please find the relevant matters of Grupo Carso, S.A. de C.V., related to sale of three of its hotels, located at Cancún, Quintana Roo.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange "BMV"), in accordance with Mexican legislation.

Sincerely,





C.P. José Humberto Gutiérrez-Olvera Zubizarreta
Attorney in fact

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Encl.



Relevant topic of Grupo Carso, S.A. de C.V.

Date of entry at BMV: August 6th. 2003, at 17:43 Hrs.

Prefix: EVENTORE

Quotation Code: GCARSO

Date: 08/06/03

Firm Name: GRUPO CARSO, S.A. DE C.V.

Place: México, D.F.

Matter: GRUPO CARSO ANNOUNCED THE SALE OF THREE OF ITS HOTELS, LOCATED AT CANCÚN, QUINTANA ROO.

Relevant matters: Grupo Calinda, S.A. de C.V. (subsidiary of Grupo Carso, which owns 100% of its capital), reached an agreement with Grupo Oasis to sell its interest in the Calinda Viva Cancún and Calinda Beach Cancún hotels. Additionally, it signed a letter of intention to sell the Calinda América hotel. These hotels are located at the tourist zone and downtown zone of Cancún, Quintana Roo. The transaction, that represented approximately $50 million dollar, will be mainly used to reduce Grupo Carso's debt.

Following this transaction, Grupo Calinda owns 5 hotels and 918 rooms.